Aro Lucha

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The World's First Fan Owned Lucha Libre Sports & Entertainment Company

AROLUCHA.COM FRANKLIN TENNESSEE





Aro Lucha produces television, digital, and live event Lucha Libre content. Rey Mysterio and Konnan own shares of our company and are two of the most iconic names in the industry. What they bring to the table is unmatched in my opinion. We're offering the 57 Million Hispanic and Latino people in the United States a Lucha Libre product that... more

Jason Brown CEO @ Aro Lucha

Why you may want to support us...

1. Season 1 of our TV show has been announced for filming later this year.
2. The filming of our Pilot Episode on December 10th, 2017 sold out and we had to turn people away at the door.
3. Wrestling legends Rey Mysterio & Konnan are partners and shareholders.
4. Founders Ron and Don Harris are ex-WWE performers who have been in the wrestling business for over 25 years each.
5. Head Writer Carlos “Konnan” Ashenoff has 30 years of professional wrestling experience and holds fifteen title belts in nine promotions.
6. Rey Mysterio is widely considered one of the best wrestlers of all time and has signed on for Season 1 of TV for Aro Lucha, which we're currently shopping to television networks.
7. Two live Aro Lucha shows in January garnered 97,000 impressions and 2,409 engagements on Facebook.
8. Modelo sponsored our first event and we have been contacted by Sprint local in Nashville.

Why investors ❤ us

WE'VE RAISED $519,216 SINCE OUR FOUNDING



With the interest in the Latino culture growing at an amazing pace, Aro Lucha has a lot of potential. Especially in the crossover space with comic books, films, and other content opportunities."

Shawn Kirkham Sr.

Vice President, Business Development at Skybound Entertainment
(Original Creators of The Walking Dead Comics)



Greetings! My name is Travis Strickland. I'm a life long professional wrestling/ Lucha Libre fan. I am extremely excited to be a part of Aro Lucha!! Cannot wait to see what the future has in store for this amazing project!

Travis Strickland



Greetings, My name is Darren Lee and have been a lifelong wrestling fan. I like what I see in Aro Lucha and decided to invest in this wrestling promotion, because Aro Lucha looks to be a very forward thinking company and I like what I have seen in the company as far as production and talent quality. I am a native of Baton Rouge, Louisiana currently in El Dorado, Arkansas. I look forward to helping in any way I can, whether helping to set up possible venues in the lower Arkansas and Louisiana area for future shows or promoting any future shows in that area as well as help on a creative level if needed. Respectfully, Darren Lee

Darren Lee

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jason Brown

CEO

Entrepreneur, Started Over 10 Companies, Produced Two Feature Films.



Bill Campbell

Chief Capital Officer

Owned several automotive and technology businesses. Mergers and Acquisitions experience. Part-time.



Kathy Campbell

Chief Capital Officer

Owned several automotive and technology businesses. Mergers and Acquisitions experience. Part-time.



Ron Harris

VP of Talent Relations

Over 25 Years of Experience in Professional Wrestling. Former WWE Talent.



Don Harris

VP of Production

Over 25 Years of Experience in Professional Wrestling. Former WWE Talent.



Carlos "Konnan" Ashenoff

Head Writer

Professional Wrestler, Creative Consultant, Worked for AAA, CMLL, WCW, Impact, and WWE. Part-time.



Rey Mysterio
Advisory Board Member, Shareholder
Best cruiserweight wrestler ever. 2006 Royal Rumble champ and WWE Triple Crown Champ. Part-time.



Rafael Morffi
Operations
Worked for Major League Soccer and The New York Mets. Part-time.



Luis Fitch
Consultant
Co-Founder of UNO Branding. Specializes in cross cultural branding. Part-time.



Jeff Annison
Advisory Board Member
Emmy Winner, Founder/CEO New York Rock Exchange, President Legion M. Part-time.



Paul Scanlan
Advisory Board Member
Emmy Winner, Founder/CEO New York Rock Exchange, CEO Legion M. Part-time.

Melissa Preisler

In the news

We're Bringing Lucha Libre To The U.S.

For decades, lucha libre has been at the epicenter of Mexican and Latin American pop culture. The masked wrestlers are more superhero than mortal, the fan base is rabid, and the storylines are insane. But until now, lucha libre fans in the U.S. had no choice but to watch the wrestling of the WWE. Close, but not quite the same thing. We're poised to enter a huge, untapped market by offering both televised content and live events to the almost 60 million Hispanic people living in the U.S.








ARO
LUCHA

We're Working With a Team of Wrestling Legends

Two of our founders, Ron and Don Harris, are ex-WWE performers who have each been in the wrestling business for 25 years. Our head writer, Konnan, is a wrestling luminary who leveraged his fifteen title belts in nine promotions into a long promotional and managerial career. And our biggest star, part-owner Rey Mysterio, is widely regarded as the greatest cruiserweight wrestler of all time after he won the 2006 Royal Rumble match and later became the 21st WWE Triple Crown Champion. He'll lead our television series and live events, which has already helped us gain thousands of fans.


"I'm proud to be on the
Advisory Board and an Owner
of Aro Lucha. Now YOU
can be an Owner too!"
-Rey Mysterio Jr.

The First Aro Lucha Show Sold Out



We've held 3 weekends of events since incorporating in the fall of 2017, selling out our first show. By offering family-friendly storylines and entertainment, we provided Nashville and 4 cities in Texas with local, valuable entertainment they would be hard-pressed to find anywhere else in the U.S.

Lucha Libre is so much richer and culturally ingrained than a wrestler holding a metal chair. Through Season 1 of Aro Lucha starring Rey Mysterio, which we're currently shopping to television networks, we will build a trusted communication channel to our audience. This will not only help us grow our own business and revenues but open up strategic channels that will bring the intrigue and excitement of luche libre to the rest of the country.


ARO


CORE VALUES
VALORES FUNDAMENTALES
ARO LUCHA
ARO LUCHA

At Aro Lucha, we operate and run our business based on 8 core values: Servant Leadership, Excellence in Business, Be Resourceful, Listen, Transfer Passion, Valued Relationships, Be Generous, and Develop Others. We filter all our strategies and decisions through these core values, and we're excited for our fans to be a part of it.

Our Progress So Far


AroLucha, Inc is founded
October 2017
Rey Mysterio becomes an Aro Lucha Owner
November 2017
Charles "Konnan" Ashenoff becomes an Aro Lucha Owner and Head Writer
November 2017
TV Pilot Filmed, Nashville TN
December 2017
Inaugural House Shows, TX
The shows are in Amarillo and Lubbock.
January 2018
Second Round of Shows, TX
February 2018
Planned TV Tapings for Aro Lucha Season 1
The season will star Rey Mysterio.
June 2018
Tentative: Aro Lucha Comic Con with Advisory Board Members of Legion M
July 2018

Let's Elevate Lucha Libre in the U.S. Together

Dear Investors,

WOW. We've only just begun, but what an amazing ride it's been. If you would have told me 6 months ago that we would start a professional lucha libre sports entertainment company, I would have laughed at you. If you would have told me that we would film a TV pilot in December with Rey Mysterio, John Hennigan, and 20 other world-class athletes, I would have laughed again. If you would have told me that the pilot would sell out and we'd have to turn people away at the door, that Konnan would sign on as a company shareholder and our head writer, that Rey Mysterio would become a company shareholder and sign on to star in Season 1 of Aro Lucha, that we would run 3 weekends of shows over 3 months and have over 3,000 people attend those shows, again I would have laughed at you ... but HERE WE ARE.

"No Dejes De Luchar" has become our catchphrase, our motto. Loosely translated, it means "Never Stop Wrestling, Never Stop Fighting." If that's you, if that's your spirit, then we invite you to join the founders of Aro Lucha, to join Konnan, to join Rey Mysterio, and to lock arms with us as we grow something special for the talent and the fans. You, the fans, are the MOST IMPORTANT thing to our company, and that's why we ask you to join us and become a part of the revolution, the movement, the first fan-owned professional wrestling lucha libre company.

No Dejes De Luchar,

Jason Brown

Our Facebook Audience Has Grown 10X in 5 Months

Our presence is growing not just online and on social media platforms, but also in dozens of publications and media outlets, including Sports Illustrated and every major wrestling outlet.

SOCIAL MEDIA GROWTH



FACEBOOK (LIKES, FOLLOWERS)
INSTAGRAM (FOLLOWERS)
TWITTER (FOLLOWERS)
FACEBOOK AUDIENCE
TWITTER & INSTAGRAM AUDIENCE
10,000
7,500
5,000
2,500
0
4,000
3,000
2,000
1,000
0
9,570
8,485
3,045
2,850
2,318
2,400
4,871
1,931
1,517
1,440
2,656
762
163
102
193
NOV. 17
DEC. 17
JAN. 18
FEB. 18
MAR. 18

SOCIAL MEDIA IMPRESSIONS & ENGAGEMENTS



IMPRESSIONS
ENGAGEMENTS
2,385,331
29,198
30,000
2,000,000
21,972
20,000
1,500,000
16,933
1,109,442
1,000,000
872,337
10,000
500,000
350,694
1,641
0
0
NOV. 17
DEC. 17
JAN. 18
FEB. 18

*Total Impressions & Engagements for All Aro Lucha Social Media (Facebook, Twitter, Instagram)

Investor Q&A

– COLLAPSE ALL

What does your company do?

Aro Lucha produces television, digital, and live event Lucha Libre content. Rey Mysterio and Konnan own shares of our company and are two of the most iconic names in the industry. What they bring to the table is unmatched in my opinion. We're offering the 57 Million Hispanic and Latino people in the United States a Lucha Libre product that they can call "their own" for the first time in history.

Where will your company be in 5 years?

The WWE just posted $801 Million in Revenue in 2017 according to their reporting. Based on that, and our research on the growing power of the Hispanic and Latino community within the United States, our goal is to grow into the #1 Lucha Libre Sports & Entertainment Company in the United States.

What is Aro Lucha?

We are, to my knowledge, The World's First Fan Owned Lucha Libre Sports & Entertainment Company. We produce professional wrestling content, similar to the WWE, but specifically in the Lucha Libre space targeting professional wrestling fans and one of the fastest growing demographics in the United States, the Latino and Hispanic community.

What is lucha libre?

Lucha Libre is at the heart of the Hispanic and Latino Community. It is something that is “Theirs”, they take an ownership in it. It's the traditional form of wrestling that originated in Mexico and you can see it throughout their culture, in their businesses, in their product packaging, and in the entertainment they consume. It's characterized by characters, wrestlers, almost superhero like, who most of the time wear masks and elaborate costumes. It's what Nacho Libre, the comedy movie, was based on.
You're probably most familiar with the WWE. As a professional wrestling organization, they have a roster of talent and characters that they use to create storylines. Those storylines play out like a television program and usually end in a high stakes wrestling, or lucha, match. Lucha Libre is very similar in that these dramatic stories play out in the ring, but in lucha a lot of the talent wear masks or flamboyant costumes. They are high-flying, very acrobatic, very daredevil-ish. It's extremely high-energy, high-passion, and exciting to watch. Latinos look at luchadores and lucha libre with reverence, similar to the way Americans see superheroes. A lot of times these luchadores are fighting for their identity, for instance there is something called a Mask vs. Mask match, when two luchadores are wrestling for pride and honor and the loser is unmasked in front of the crowd. This high energy, highly entertaining form of entertainment opens the door to a lot of great drama and multiple revenue streams for our company.

Where does Aro Lucha fit in the lucha libre ecosystem?

What we are offering and creating for the FANS is unmatched. The World's FIRST Fan Owned Lucha Libre Sports and Entertainment Company, what a concept. Wrestling fans are passionate and they want a voice, they've told us through social media what they think about past storylines, they have opinions, and they want to be part of the action. What we are creating is for THE FANS. Where do we fit? At the tip of the spear, innovation, we want to give the fans something that they have never had before...a VOICE and Lucha Libre is the perfect vehicle to do it.

Has anyone tried this before?

To my knowledge, we are the First Fan Owned Lucha Libre Sports & Entertainment Company. Now if you're asking has anyone tried to win as an underdog before, then yes. You should look at one of our shareholders, Rey Mysterio. A lot of people said he was too small, too young, too anything to become a star in professional wrestling and he became the world heavyweight champion in the WWE 3 times. It's David and Goliath, and with Rey we plan on doing the exact same thing!

Where does Aro Luche's revenue come from?

In my opinion, the potential revenue streams are endless: television and program licensing, ad sales, merchandise, corporate sponsorships, live events, conventions, comic books, figurines, movies, documentaries, digital and video games, I could go on and on. There is a lot of potential.

How big is your potential market?

Wow, look...I'm not exactly sure how you quantify that. I think every existing and potential professional wrestling fan is our market plus a pool of the Latino and Hispanic community that has an affinity for Lucha Libre, something that they grew up with and is ingrained in their culture.
According to the Nielsen report, "From the Ballot Box to the Grocery Store, A 2016 Perspective on Growing Hispanic Influence in America", hispanic and latino power is surging. 50% of the recent population growth came from that segment, there are 57 Million people in the U.S. who identify as Hispanic, and millions who identify as both American and Hispanic, between 2000 and 2015 U.S. Hispanic buying power grew 167% to approximately $1.3 Trillion Dollars, that's more than the GDP of Australia and Spain! That's tremendous growth and it is expected to grow to $1.7 Trillion Dollars by the year 2020. When you look at that and the fact that the WWE posted their highest revenue in the company's history last year in 2017, at $801 Million Dollars. We feel like the potential market is very, very fertile.

What do your next six months look like?

Our next six months are jammed pack with executing our strategies. We just announced Season 1 of Aro Lucha starring Rey Mysterio, we're becoming the World's First Fan Owned Lucha Libre Sports & Entertainment Company, we're giving the fans something that is REVOLUTIONIZING the industry, a Voice! Our next six months are all about creating content and listening to our fans.

How do you measure success?

Are our FANS happy? That's the main question, are we honoring them, are we listening to them, are we creating the content and providing the characters, the storylines, and the matches that they want to see? If our fans are happy, that's success to us. Everything else will fall in place

Do you consider WWE a competitor?

Wow, great question. I'm not sure I look at the WWE so much as a competitor as much as I do a role model. They are so big, so massive, can you really compete? I think what you can do is look, listen, understand and learn. They've done some great things that anyone in the wrestling space would be foolish not to imitate. They just posted $801 Million in revenue in 2017, if we are half as successful I would be tremendously happy.

Who's on your team?

That's a great question too and one I'm happy to answer. We have the greatest teammates in my opinion. From industry vets like Konnan, Ron and Don Harris, Rey Mysterio, Rafael Morffi, to all of the tremendous talent who have appeared on our shows and events. Then, on top of that, you have the hard working men and women who make it all happen, the road crew "The Rosens", they literally drive all through the night to these cities, building the ring, tearing it down, wow, they make it happen for the fans, they love the business and the fans. Then the most important people who are on our team are OUR FANS. We only have a few months under our belt, but do you know we have over 9000 people on our email lists? That's absurd to me, the response from our fans has been unbelievable and now that we're becoming the World's First Fan Owned Lucha Libre Sports & Entertainment Company, the fans ARE our most important Teammates.

What are your guiding principles?

We live by a set of 8 Core Values. Servant Leadership, Excellence In Business, Be Resourceful, Listen, Transfer Passion, Value Relationships, Be Generous, and Develop Others. These principals, these values are our “North Star”. We filter every decision and thought process, every strategy through them.
The wrestling industry in my opinion has been an industry that has been operating counter, or in opposition, to these principles in the past. It’s exciting to us to go into an industry and become a light, “Are we leaving people and places better than we found them?”, that’s the question.
If people or companies want to connect with the Hispanic and Latino audiences, we feel like Aro Lucha is a great family oriented vehicle to accomplish that, lucha libre is theirs, it’s always been theirs, so we’re giving it back to them.

Financials

Aro Lucha has financial statements ending December 31 2019. Our cash in hand is $551, as of April 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,406/month.

At a Glance

January 1 to December 31

$0 [100%]
Revenue

-$51,504
Net Loss

$283,997 +20%
Short Term Debt

$0
Raised in 2019

$551
Cash on Hand
As of 04/10/20

INCOME | BALANCE | NARRATIVE

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Aro Lucha produces television, digital, and live event Lucha Libre content. Rey Mysterio and Konnan own shares of our company and are two of the most iconic names in the industry. What they bring to the table is unmatched in my opinion. We're offering the 57 Million Hispanic and Latino people in the United States a Lucha Libre product that they can call "their own" for the first time in history.

The WWE just posted $801 Million in Revenue in 2017 according to their reporting. Based on that, and our research on the growing power of the Hispanic and Latino community within the United States, our goal is to grow into the #1 Lucha Libre Sports & Entertainment Company in the United States.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Jason Brown also stepped down as CEO as Aro Lucha named Industry Veteran & former WWF, WWE, ECW, and WCW Star Ron Harris as President of Aro Lucha. Mr. Brown remains the largest shareholder through Aroluxe Parent Co, LLC and remains on the board.

Milestones

Arolucha, Inc. was incorporated in the State of Delaware in October 2017.

Since then, we have:

- Season 1 of our TV show has been announced for filming later this year.
- The filming of our Pilot Episode on December 10th, 2017 sold out and we had to turn people away at the door.
- Wrestling legends Rey Mysterio & Konnan are partners and shareholders.
- Founders Ron and Don Harris are ex-WWE performers who have been in the wrestling business for over 25 years each.
- Head Writer Carlos "Konnan" Ashenoff has 30 years of professional wrestling experience and holds fifteen title belts in nine promotions.
- Rey Mysterio is widely considered one of the best wrestlers of all time and has signed on for Season 1 of TV for Aro Lucha, which we're currently shopping to television networks.
- Two live Aro Lucha shows in January garnered 97,000 impressions and 2,409 engagements on Facebook.

Historical Results of Operations

Our company was organized in October 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $77,557. Our gross margin was % in fiscal year 2019, compared to -233.12% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $26,472, including $203 in cash. As of December 31, 2018, the Company had $30,154 in total assets, including $1,169 in cash.
- *Net Loss.* The Company has had net losses of $51,504 and net losses of $477,090 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $283,997 for the fiscal year ended December 31, 2019 and $236,175 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $390,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Arolucha, Inc. cash in hand is $551, as of April 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,406/month, for an average burn rate of $1,406 per month. Our intent is to be profitable in 12 months.

In February 2020, the Company issued 166,000 shares of Class A Common Stock in exchange for services under the terms of a restricted stock purchase agreement. The shares vest upon achievement of certain milestones or fully vest upon a termination without cause within one year of a change in control event (as defined in the restricted stock purchase agreement).

Our expenses have been relatively steady and minimal since we have been in a hiatus and planning state. We expect our expenses to only increase as we plan and run additional shows. Our revenues have also been minimal since we have not execute any shows or revenue producing events. Our latest show, which was scheduled for July 10th, 2020, may be affected by the current global Covid-19 pandemic which could cause us to postpone or re-schedule it into the future when the epidemic is over. Assuming that we are allowed to run shows in the future by the governing authorities which could potentially have 500 or more people gathered in one location, then we expect our revenues to rise this year as we execute additional revenue producing events.

We also executed a restricted stock purchase agreement for Class A Common Stock in exchange for services, which we hope will allow us to develop characters to pursue additional revenue streams such as tv licensing and additional merchandising. While this is never guaranteed, we do believe that the caliber, quality, and experience of our new Class A Common Stock equity partner will positively affect our company in the future.

We may seek additional outside financing, but this will dependent upon third party underwriting. Current equity owners could potentially provide additional financing.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
N/A

Gross Margin:
N/A

Return on Assets:
-195%

Earnings per Share:
-$0.02

Revenue per Employee:
N/A

Cash to Assets:
1%

Revenue to Receivables:
~

Debt Ratio:
1,073%

04.10.2020 Arolucha Inc and Subsidaries Accountant Review Report.pdf

1.8.2018 Arolucha Inc. Inception Consolidted Financial Statements issued 9 .pdf

FINAL 2018 2017 Consolidated Financial Statements-Arolucha Inc. 2 .pdf

Risks

1. *We are a relatively-new company; our auditor has issued a "going concern" opinion.*

   AroLucha was incorporated in October 2017. It is a relatively new company, with no history upon which an evaluation of its past performance and future prospects can be made. Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. As of December 31, 2018, the date of our last reviewed financial statements, we had not yet generated profits. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

2. *We depend on a small management team and creative team, and will need to hire more people to be successful. Our success also depends on being able to retain and continue to recruit key performers, if not the popularity of our brand of entertainment could decline, which could adversely affect our operating results.*

Our success will greatly depend on the skills, connections and experiences of our founders, Jason Brown, Ronald Harris, Donald Harris, Bill Campbell and Kathy Campbell. We are also dependent on the creative talents of Oscar Guitierrez, aka Rey Mysterio, and Charles Ashenoff, aka Konnan and while they are both current shareholders neither of them are currently under a talent or working agreement. Should any of them discontinue working for or with AroLucha there is no assurance that AroLucha will be able to continue. We will also need to hire additional creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions. Our success depends, in large part, upon our ability to recruit and retain key performers and writers in the Lucha Libre world, to portray characters in our live events and develop content. We cannot guarantee that we will be able to continue to identify, recruit and retain these performers. Additionally, performers and writers from time to time... more

3 *Our Founder, CEO and Sole Director controls the Company and will continue to do so after this offering. We currently have no independent directors.*

Jason Brown, our Founder, Chief Executive Officer and Sole Director, is currently also our controlling shareholder. As the majority holder of Class A Common Stock, which gives him one vote per share, as opposed to no voting rights for holders of Class B Non-Voting Common Stock like you, he will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Jason's voting power through his ownership of our Class A common stock could discourage or preclude others from initiating potential mergers, takeovers or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within AroLucha, having extra checks and balances to prevent fraud and produce reliable financial reports.

4 *We are offering non-voting common stock. We can issue preferred stock without stockholder approval, which could materially adversely affect the rights of common stockholders.*

We are offering Class B Non-Voting Common Stock, which means you will not have a say in the direction of the Company, including any material corporate decisions, such as mergers, acquisitions, dissolution or winding up of the company. Our Board may make a decision you disagree with and you will not have a vote. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stockholders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

5 *The offering price has been arbitrarily set by AroLucha.*

AroLucha set the price of its Class B Non-Voting Common Stock. Valuations for companies at our early stage of development are purely speculative. We have not generated any significant revenue, nor do we have deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

6 *There is no current market for AroLucha's shares.*

There is no formal marketplace for the resale of our securities. Shares of our Class B Non-Voting Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class B Non-Voting Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

7 *The entertainment market in which we operate is intensely competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence, which could adversely affect our operating results.*

We face competition for our audiences from professional and college sports, as well as from other forms of live events, as well as televised, streamed and filmed entertainment and other leisure activities, in a rapidly changing and increasingly fragmented marketplace. Many of the companies with whom we compete have substantially greater financial resources than we do, such as World Wrestling Entertainment and Live Nation Entertainment. Even among fans of lucha libre, we compete with televised, streamed and filmed entertainment from U.S. and Mexican companies. For the sale of our merchandise, we compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential performers. Our failure to compete effectively could result in a significant loss of ticket sales, venues and performers, any of which could adversely affect our operating results.

8 *If we are unable to build and maintain our brand of entertainment, our operating results may be adversely affected. We are at the mercy of public perception.*

Lucha libre has an intense core fan base, but it is not a widely known. The lack of awareness of our brand, among fans who have a large number of entertainment choices, may adversely affect our operating results. We must build and maintain a strong brand identity to attract and retain a broad fan base. The creation, marketing and distribution of live events and digital programming that our fans value and enjoy is at the core of our business and is critical to our ability to generate revenues. Also important are effective consumer communications, such as marketing, customer service and public relations. The role of social media by fans and by us is an increasingly important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brand, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in attendance at our live events and the sale of our merchandise, and in the future, impact our television and/or film viewership, which would adversely affect our operating results. Wrestling programming is created to evoke a passionate response from fans. This includes creating personas that generate strong reactions,... more

9 *We may not be able to protect all our intellectual property. We may be subject to claims against us for violation of third party intellectual property rights.*

Our profitability may depend in part on our ability to effectively protect our intellectual property, including our trademark and logo, original entertainment content in our projects, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties may become time-consuming and expensive. Any litigation for both protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation. While we generally own the intellectual property in our content, we may be subject to third parties alleging that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices in a timely manner in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. As a result of this... more

10 *We could incur substantial liability in the event of accidents or injuries occurring during our physically demanding events.*

We hold numerous live events each year. This schedule exposes our performers and our employees who are involved in the production of those events to the risk of travel and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of our events exposes our performers to the risk of serious injury or death. Although our performers, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we self-insure medical costs for our performers for injuries that they incur while performing. We also self-insure a substantial portion of any other liability that we could incur relating to such injuries. Liability to us resulting from any death or serious injury sustained by one of our performers while performing, to the extent not covered by our insurance, could adversely affect our business, financial condition and operating results.

11 *Our live events entail other risks inherent in public live events, which could lead to disruptions of our business as well as liability to other parties, any of which could adversely affect our financial condition or results of operations.*

We hold numerous live events each year. Certain risks are inherent in events of the type we perform as well as the travel to and from them. Risks of travel and large live events include air and land travel interruption or accidents, the spread of illness, injuries resulting from building problems, pyrotechnics or other equipment malfunction, local labor strikes and other force majeure type events. These issues, among others, could result in personal injuries or deaths, cancelled events and other disruptions to our business for which our business interruption insurance may be insufficient . Any of these occurrences also could result in liability to other parties for which we may not have insurance. Any of these risks could adversely affect our business, financial condition and/or results of operations.

12 *Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.*

We currently secure insurance programs to address our various risks with terms, conditions and costs that are appropriate for our business. However, heightened concerns and challenges regarding property, casualty, liability, business interruption and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost, including coverage for acts of terrorism, cyber attacks, weather-related damage and other perils associated with our operations.

13 Part-time Officers

Bill and Kathy Campbell our Chief Capital Officers are both part-time officers, this may result in diminished time being committed to Arolucha and potentially impact company performance.

14 Natural disasters, such as Covid-19, and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products or services to our customers or could decrease the demand for our products. They could also result in us not being able to continue with our various projects or in making it difficult or impossible for us to create new products or content to be monetized or to provide new services. As we depend on live shows and large gatherings of people as core to our business, any disruption that those things could have adverse affects on our ability to operate and as such could cause negative impacts on our company and operations. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the impact on our customers and our sales cycles, the impact on customer, employee or industry events,... more

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jason Brown	CEO of Arolucha, Inc. @ Arolucha, Inc	2017

Officers

OFFICER	TITLE	JOINED
Ronald Harris	Vice President of Talent Relations	2017
Jason Brown	Board Member	2017
Donald Harris	Vice President of Production	2017
Bill Campbell	Chief Capital Officer	2017
Kathy Campbell	Chief Capital Officer	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jason Brown	1,530,000 Class A Voting Common	48.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
07/2018	$129,216	Priced Round
10/2017	$76,674	Priced Round
10/2017	$18,876	Priced Round
10/2017	$76,674	Priced Round
10/2017	$18,876	Priced Round
10/2017	$198,900	Priced Round

Outstanding Debts

None.

Related Party Transactions

Name	Jason Brown
Amount Invested	$198,900
Transaction type	Priced Round
Issued	10/31/2017
Relationship	CEO

Jason was issued 1,530,000 Class A Voting Common Stock

Name	Kathy Campbell
Amount Invested	$18,876
Transaction type	Priced Round
Issued	10/31/2017
Relationship	Chief Capital Officer

145,200 Class A Common Voting Shares were given in this round

Name	Bill Campbell
Amount Invested	$18,876
Transaction type	Priced Round
Issued	10/31/2017
Relationship	Chief Capital Officer

145,200 Class A Voting Common Stock

Name	Donald Harris
Amount Invested	$76,674
Transaction type	Priced Round
Issued	10/31/2017
Relationship	Vice President of Production

589,800 Class A Voting Common Stock

Name	Ronald Harris
Amount Invested	$76,674
Transaction type	Priced Round
Issued	10/31/2017
Relationship	Vice President of Talent Relations

589,800 Class A Voting Common Stock

Name	Aroluxe Media, LLC
Amount Invested	$0
Transaction type	Other
Issued	01/01/2018
Relationship	Common Ownership

Jason Brown, through Aroluxe Parent Co, LLC, has common ownership in Arolucha, Inc. and Aroluxe Media, LLC. During 2018, Aroluxe Media, LLC was engaged to provide marketing services to Arolucha, Inc. for a fee " below market rate." Total spend in 2018 was $5,683.

Name	Aroluxe Media, LLC
Amount Invested	$0
Transaction type	Other
Issued	01/01/2018
Relationship	Common Ownership

Jason Brown, through Aroluxe Parent Co, LLC, has common ownership in ALW Events, LLC (through its parent company Arolucha, Inc) and Aroluxe Media, LLC. On 1/1/2018, ALW Events, LLC, a subsidiary of Arolucha, Inc, and Aroluxe Media, LLC entered into a Master Equipment Rental Agreement whereby Aroluxe Media, LLC provides LED Walls, Staging, and Special Effects Equipment to ALW Events, LLC for a fee " below market rate." Total spend in 2018 was $27,208.

Name	Arolucha Parent Company
Amount Invested	$110,100
Transaction type	Loan
Issued	02/27/2018
Outstanding principal plus interest	$99,940 as of 04/2019
Interest	5.0 per annum
Maturity	12/31/2019
Outstanding	Yes
Current with payments	Yes
Relationship	Common Ownership

Arolucha, Inc. entered into a loan agreement with Aroluxe Parent Company on February 27, 2018. The note and all interest are due on December 31, 2019.

Name	Aroluxe Parent Company
Amount Invested	$278,986
Transaction type	Other
Issued	12/31/2019
Relationship	Owner

The Company has entered into a loan agreement with its parent company on June 25, 2018. The note bears interest at 5%. On December 31, 2019, the loan was amended extending the maturity date and repayment until December 31, 2020. Interest expense for this loan totaled $10,797 and $3,146 for the years ended December 31, 2019 and 2018, respectively. The unpaid principal balance and accrued interest totaled $278,986 and $99,858 as of December 31, 2019 and 2018, respectively.

Name	Aroluxe Media, LLC
Amount Invested	$2,337
Transaction type	Other
Issued	01/31/2019
Relationship	Common Ownership

Shareholders of the Company own other businesses that have provided good and services to the Company for total expenses of $2,337 and $32,891 in the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the amounts due to those other businesses totaled $0 and $4,990, respectively.

Use of Funds

$50,001	$30,000 Arolucha 'home' event in Nashville $15,000 operational expenses $2,500 Wefunder Intermediary Fee
$1,070,000	$500,000 Season 1 of Aro Lucha $300,000 Fund Future Reg A Round $70,000 Offering Related Expenses $146,500 Operational Expenses $53,500 Wefunder Intermediary Fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Non Voting Common Stock	10,000,000	152,330	No
Preferred Stock	5,000,000	0	No
Class A Voting Common Stock	5,000,000	3,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.